Filed Pursuant to Rule 424(b)(3)
Registration No. 333-178651

UNITED REALTY TRUST INCORPORATED

SUPPLEMENT NO. 2, DATED AUGUST 20, 2013,

TO THE PROSPECTUS, DATED MAY 9, 2013

This prospectus supplement (this “Supplement No. 2”) is part of the prospectus of United Realty Trust Incorporated (the “Company,” “us,” “our” or “we”), dated May 9, 2013 (the “Prospectus”), as supplemented by Supplement No. 1, dated June 19, 2013 (“Supplement No. 1”). This Supplement No. 2 supplements, modifies or supersedes certain information contained in Supplement No. 1, and should be read in conjunction with the Prospectus and Supplement No. 1. This Supplement No. 2 will be delivered with the Prospectus and Supplement No. 1.

On August 14, 2013, we filed with the United States Securities and Exchange Commission our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013. The Quarterly Report (excluding the exhibits thereto) is attached as Annex A to this Supplement No. 2.

Annex A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q
(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to __________

Commission file number: 333-178651

UNITED REALTY TRUST INCORPORATED
(Exact name of registrant as specified in its charter)

Maryland	45-3770595
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

44 Wall Street, Second Floor, New York, NY	10005
(Address of principal executive offices)	(Zip Code)

(212) 388-6800
(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant submitted electronically and posted on its corporate Web Site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See definition of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

As of August 13, 2013 the registrant had 546,548 shares of common stock, $0.01 par value per share, outstanding.

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

UNITED REALTY TRUST INCORPORATED
CONSOLIDATED BALANCE SHEETS

	June 30, 2013 (unaudited)	December 31, 2012
ASSETS
Real estate investments:
Land	$4,310,862	$—
Building and improvements	15,122,135	—
	19,432,997	—
Less: accumulated depreciation	144,027	—
	19,228,970	—
Mortgage note receivable	1,500,000	—
Real estate investments, net	20,788,970	—
Cash and cash equivalents	14,664	1,246,264
Restricted cash	355,573	—
Prepaid expenses	99,325	—
Tenant receivables	246,168	—
Acquired lease intangible asset, net of accumulated amortization	1,788,521	—
Deferred charges, net of accumulated amortization	1,709,664	—
Total assets	$25,002,885	$1,246,264

LIABILITIES AND EQUITY
Liabilities
Mortgage note payable	$14,465,821	$—
Acquired lease intangibles liability, net of accumulated amortization	287,719	—
Due to affiliates	84,038	50,646
Prepaid Rent	76,535	—
Dividends payable	34,410	—
Accounts payable	189,167	68,599
Total Liabilities	15,137,690	119,245

Commitments and contingencies	—	—

Equity:
Preferred stock, $.01 par value 50,000,000 shares authorized; 500,000 shares issued and outstanding	50,000	50,000
Common stock, $.01 par value 200,000,000 shares authorized; 545,057 and 201,085 shares issued and outstanding at June 30, 2013 and December 31, 2012, respectively	5,456	2,011
Additional paid-in-capital	4,833,432	1,692,580
Accumulated deficit	(2,873,693)	(617,572)
Total United Realty Trust Incorporated stockholders' equity	2,015,195	1,127,019
Noncontrolling interests	7,850,000	—
Total equity	9,865,195	1,127,019
Total liabilities and equity	$25,002,885	$1,246,264

The accompanying notes to consolidated financial statements are an integral part of these statements

UNITED REALTY TRUST INCORPORATED
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended June 30, 2013 (unaudited)	Six Months Ended June 30, 2013 (unaudited)
Revenues
Base rents	$668,455	$687,156
Recoveries from tenants	79,932	79,932
Total revenues	748,387	767,088
Operating expenses
Property operating	78,464	78,464
Property taxes	84,080	84,081
General & administrative expenses	147,104	786,686
Depreciation and amortization	181,342	185,661
Acquisition transaction costs	54,187	1,387,757
Total operating expenses	545,177	2,522,648

Operating income (loss)	203,210	(1,755,560)
Non-operating income (expenses)
Interest expense and other finance expenses	(205,949)	(212,724)

Net loss	(2,739)	(1,968,284)

Noncontrolling interests:
Net income attributable to noncontrolling interest	(131,250)	(135,484)
Net loss attributable to United Realty Trust Incorporated	$(133,989)	$(2,103,768)

Net loss per common share:

Basic and diluted	$(.27)	$(5.32)
Weighted average number of common shares outstanding
Basic and diluted	499,541	395,245

Distributions per share	$0.19	$0.38

The accompanying notes to consolidated financial statements are an integral part of these statements

UNITED REALTY TRUST INCORPORATED
CONSOLIDATED STATEMENT OF EQUITY
(Unaudited)

For the Six Months Ended June 30, 2013

	Preferred Stock		Common Stock		Additional paid-in	Retained earnings (Accumulated	Noncontrolling
	Shares	Amount	Shares	Amount	capital	deficit)	interests	Equity

Balance at December 31, 2012	500,000	$50,000	201,085	$2,011	$1,692,580	$(617,572)	$—	$1,127,019
Proceeds from the sale of common stock	—	—	323,037	3,235	3,349,400	—	—	3,352,635
Contribution of noncontrolling interests	—	—	—	—	—	—	7,850,000	7,850,000
Distributions paid to noncontrolling interests	—	—	—	—	—	—	(135,484)	(135,484)
Amortization of restricted stock	—	—	—	—	77,692	—	—	77,692
Shares issued under the stock incentive plan	—	—	15,774	158	—	—	—	158
Registration expenditures	—	—	—	—	(335,223)	—	—	(335,223)
Distributions paid	—	—	—	—	—	(152,353)	—	(152,353)
Issuance of shares under distribution reinvestment program	—	—	5,161	52	48,983	—	—	49,035
Net loss	—	—	—	—	—	(2,103,768)	135,484	(1,968,284)
Balance at June 30, 2013	500,000	$50,000	545,057	$5,456	$4,833,432	$(2,873,693)	$7,850,000	$9,865,195

The accompanying notes to consolidated financial statements are an integral part of these statements

UNITED REALTY TRUST INCORPORATED
CONSOLIDATED STATEMENT OF CASH FLOW

For the Six Months Ended June 30, 2013 (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,968,284)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	185,661
Amortization of deferred financing costs	23,465
Amortization of below-market rent	(3,906)
Amortization of restricted stock	77,850
Change in operating assets and liabilities
Mortgage escrows	(321,029)
Prepaid expenses	(99,325)
Tenant receivables	(246,168)
Due to affiliates	(1,116,608)
Prepaid rent	76,535
Accounts payable	120,569
Net cash used in operating activities	(3,271,241)
CASH FLOWS FROM INVESTING ACTIVITIES
Construction escrows	(34,544)
Investment in real estate	(14,750,000)
Net cash flows used in investing activities	(14,784,544)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the sale of common stock	3,352,635
Distribution paid to noncontrolling interest	(135,484)
Proceeds from mortgage notes payable	14,500,000
Deferred financing and other costs	(454,657)
Principal repayments on mortgage	(34,179)
Registration expenditures	(335,223)
Distributions paid to common stockholders	(68,908)
Net cash provided by financing activities	16,824,184
Net decrease in cash and cash equivalents	(1,231,600)
Cash and cash equivalents at beginning of period	1,246,264
Cash and cash equivalents at end of period	$14,664

The accompanying notes to consolidated financial statements are an integral part of these statements

UNITED REALTY TRUST INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

1.	Organization

United Realty Trust Incorporated (the ‘‘Company’’) was formed on November 8, 2011 as a Maryland corporation and intends to qualify as a real estate investment trust (‘‘REIT’’) for U.S. federal income tax purposes. Substantially all of the Company’s business is conducted through United Realty Capital Operating Partnership, L.P. (the ‘‘Operating Partnership’’), a Delaware limited partnership formed on November 8, 2011. The Company is the general partner of the Operating Partnership and holds both general and limited partnership interests in the Operating Partnership. As the Company completes the settlement for the purchase orders for shares of the Company’s common stock, par value $0.01 per share (‘‘Common Shares’’) in its continuous public offering, it will transfer substantially all of the net proceeds of the offering to the Operating Partnership.

The Company was organized to invest in a diversified portfolio of income-producing commercial real estate properties and other real estate-related assets. On November 25, 2011, United Realty Advisor Holdings LLC, a Delaware limited liability Company (the “Sponsor”) purchased 500,000 shares of preferred stock for $50,000.

Subject to the circumstances described in Note 8, the Company is offering to the public 100,000,000 Common Shares in its primary offering and 20,000,000 Common Shares pursuant to its distribution reinvestment program (‘‘DRIP’’). The Company may reallocate the Common Shares offered between the primary offering and the DRIP. The Company expects to sell the Common Shares offered in the primary offering until August 15, 2014. If the Company has not sold all the Common Shares by August 15, 2014, the Company may continue the primary offering for up to an additional year.

The Company intends to invest primarily in interests in real estate located in the United States, with a primary focus on the eastern United States and in markets that the Company believes are likely to benefit from favorable demographic changes, or that the Company believes are poised for strong economic growth. The Company may invest in interests in a wide variety of commercial property types, including office, industrial, retail and hospitality properties, single-tenant properties, multifamily properties, age-restricted residences, and in other real estate-related assets. The Company may acquire assets directly or through joint ventures, by making an equity investment in a project or by making a mezzanine or bridge loan with a right to acquire equity in the project. The Company also may buy debt secured by an asset with a view toward acquiring the asset through foreclosure. The Company also may originate or invest in mortgages, bridge or mezzanine loans and tenant-in-common interests, or entities that make investments similar to the foregoing. Further, the Company may invest in real estate-related securities, including securities issued by, other real estate companies.

The Company’s advisor is United Realty Advisors LP (the ‘‘Advisor’’), a Delaware limited partnership formed on July 1, 2011. The Advisor conducts the Company’s operations and manages the portfolio of real estate investments. As of June 30, 2013, the Company owned through a joint venture a residential property located at 2520 Tilden Avenue in Brooklyn, New York (“Tilden House”). In addition, as of June 30, 2013, the Company owned through a joint venture a mortgage note secured by a property located at 58th and 70 Parker Avenue, in Poughkeepsie, NY.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements are prepared on an accrual basis in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the disclosures required by GAAP for complete financial statement disclosures. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Results of operations for the six month period ended June 30, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013. It is suggested that these financial statements be read in conjunction with the financial statements and notes thereto included in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2012.

The consolidated financial statements include the accounts of the Company and those of its subsidiaries, which are wholly owned or controlled by the Company.  Entities which the Company does not control through its voting interest and entities which are variable interest entities ("VIEs"), but where it is not the primary beneficiary, are accounted for under the equity method.  All significant intercompany balances and transactions have been eliminated.

The Company follows the Financial Accounting Standards Board (“FASB”) guidance for determining whether an entity is a VIE and requires the performance of a qualitative rather than a quantitative analysis to determine the primary beneficiary of a VIE.  Under this guidance, an entity would be required to consolidate a VIE if it has (i) the power to direct the activities that most significantly impact the entity's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE.

A non-controlling interest in a consolidated subsidiary is defined as the portion of the equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent.  Non-controlling interests are required to be presented as a separate component of equity in the consolidated balance sheet and modifies the presentation of net income by requiring earnings and other comprehensive income to be attributed to controlling and non-controlling interests.

The Company assesses the accounting treatment for each joint venture.  This assessment includes a review of each joint venture or limited liability company agreement to determine which party has what rights and whether those rights are protective or participating.  For all VIEs, the Company reviews such agreements in order to determine which party has the power to direct the activities that most significantly impact the entity's economic performance.  In situations where the Company or its partner approves, among other things, the annual budget, receives a detailed monthly reporting package from the Company, meets on a quarterly basis to review the results of the joint venture, reviews and approves the joint venture's tax return before filing, and approves all leases that cover more than a nominal amount of space relative to the total rentable space at each property, the Company does not consolidate the joint venture as it considers these to be substantive participation rights that result in shared power of the activities that most significantly impact the performance of the joint venture.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the disclosure of contingent assets and liabilities, the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the periods covered by the financial statements.  Actual results could differ from these estimates.

Financial Instruments Not Measured at Fair Value

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, restricted cash, prepaid expenses, tenant receivables, accounts payable, dividends payable and due to affiliates approximate their fair values based on their short-term maturity.

Real Estate Investments

All costs related to the improvement or replacement of real estate properties are capitalized.  Additions, renovations and improvements that enhance and/or extend the useful life of a property are also capitalized.  Expenditures for ordinary maintenance, repairs and improvements that do not materially prolong the normal useful life of an asset are charged to operations as incurred.  The Company expenses transaction costs associated with business combinations in the period incurred.

Upon the acquisition of real estate properties, the fair value of the real estate purchased is allocated to the acquired tangible assets (consisting of land, buildings and improvements), and acquired intangible assets and liabilities (consisting of above-market and below-market leases and acquired in-place leases).  Acquired lease intangible assets include above-market leases and acquired in-place leases in the accompanying consolidated balance sheet.  The fair value of the tangible assets of an acquired property is determined by valuing the property as if it were vacant, which value is then allocated to land, buildings and improvements based on management's determination of the relative fair values of these assets.  In valuing an acquired property's intangibles, factors considered by management include an estimate of carrying costs during the expected lease-up periods, and estimates of lost rental revenue during the expected lease-up periods based on its evaluation of current market demand.  Management also estimates costs to execute similar leases, including leasing commissions, tenant improvements, legal and other related costs.  Leasing commissions, legal and other related costs ("lease origination costs") are classified as deferred charges in the accompanying consolidated balance sheet.

The value of in-place leases is measured by the excess of (i) the purchase price paid for a property after adjusting existing in-place leases to market rental rates, over (ii) the estimated fair value of the property as if vacant.  Above-market and below-market lease values are recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between the contractual amounts to be received and management's estimate of market lease rates, measured over the terms of the respective leases that management deemed appropriate at the time of acquisition.  Such valuations include a consideration of the non-cancellable terms of the respective leases as well as any applicable renewal periods.  The fair values associated with below-market rental renewal options are determined based on the Company's experience and the relevant facts and circumstances that existed at the time of the acquisitions.  The value of the above-market and below-market leases associated with the original lease term is amortized to rental income and recorded as either an increase (in the case of below market leases) or decrease (in the case of above market leases), over the terms of the respective leases. The values of in-place leases are amortized to expense over the remaining non-cancellable terms of the respective leases.  If a lease were to be terminated prior to its stated expiration, all unamortized amounts relating to that lease would be recognized in operations at that time.  The Company may record a bargain purchase gain if it determines that the purchase price for the acquired assets was less than the fair value.  The Company will record a liability in situations where any part of the cash consideration is deferred.  The amounts payable in the future are discounted to their present value.  The liability is subsequently re-measured to fair value with changes in fair value recognized in the consolidated statements of operations.  If, up to one year from the acquisition date, information regarding fair value of assets acquired and liabilities assumed is received and estimates are refined, appropriate property adjustments are made to the purchase price allocation on a retrospective basis.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to aggregate future net cash flows (undiscounted and without interest) expected to be generated by the asset. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value. Management does not believe that the value of any of the Company's real estate investments was impaired at June 30, 2013.

Restricted Cash

The terms of the Company's mortgage note payable requires the Company to deposit certain replacement and other reserves with its lenders.  Such "restricted cash" is generally available only for property-level requirements for which the reserves have been established and is not available to fund other property-level or Company-level obligations.

Segment Reporting

The Company operates in one industry segment, ownership of real estate properties.  The Company does not distinguish in property operations for purposes of measuring performance.  The Company reassesses its conclusion that it has one reportable operating segment at least annually.

Revenue Recognition

The Company recognizes minimum rent, including rental abatements and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related lease and will include amounts expected to be received in later years in deferred rents. The Company will record property operating expense reimbursements due from tenants for common area maintenance, real estate taxes and other recoverable costs in the period the related expenses are incurred. The Company will make certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. The Company does not expect the actual results to differ from the estimated reimbursement.

The Company makes estimates of the collectability of its tenant receivables related to base rents, expense reimbursements and other revenue or income.  The Company will specifically analyze accounts receivable and historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.  In addition, with respect to tenants in bankruptcy, the Company will make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectability of the related receivable.  In some cases, the ultimate resolution of these claims can exceed one year.  These estimates have a direct impact on its net income because a higher bad debt reserve results in less net income.

Interest income from loans receivable are recognized based on the contractual terms of the debt instrument utilizing the effective interest method.  Under the effective interest method, interest income is recognized at a constant yield based on the increasing or decreasing carrying value of the loans.  The total interest income for each period is the carrying value of the loans at the start of the period multiplied by the effective interest rate.

Depreciation and Amortization

The Company uses the straight-line method for depreciation and amortization.  Building and Building Improvements are depreciated over the estimated useful lives which the Company estimates to be 27-30 years.  Land improvements are depreciated over the estimated useful life of 15 years.  Tenant improvements are amortized over the shorter of the life of the related leases or their useful life. Furniture and fixtures are depreciated over the estimated useful lives that range from 5 to 7 years.

Deferred Charges

Deferred charges consist principally of leasing commissions and acquired lease origination costs (which are amortized ratably over the life of the tenant leases) and financing fees (which are amortized over the term of the related debt obligation and included interest expense). As of June 30, 2013 deferred charges consisted of the following:

Six months ended June 30, 2013
Leasing commissions-acquired leases	$1,289,812
Legal-acquired lease	6,016
Deferred financing costs	454,656
Total	$1,750,484
Less accumulated amortization(1)	40,820
Deferred charges, net of accumulated amortization	$1,709,664

(1)	Includes amortization of deferred financing costs of $23,465 which is included in interest expense and other finance expense in the accompanying Statements of Operations.

Organizational and Offering Expenses

Organization and offering expenses include all costs and expenses to be paid by the Company in connection with the formation of the Company and an offering, including the Company’s legal, accounting, printing, mailing and filing fees, charges of the escrow agent, reimbursements to the dealer manager and participating broker-dealers for due diligence expenses set forth in detailed and itemized invoices, amounts to reimburse the Advisor for its portion of the salaries of the employees of its affiliates who provide services to the Advisor, and other costs in connection with administrative oversight of such offering and the marketing process, such as preparing supplemental sales materials, holding educational conferences and attending retail seminars conducted by the dealer manager or participating broker-dealers.

The Advisor will advance the Company’s organization and offering expenses to the extent the Company does not have the funds to pay such expenses. The Company will reimburse the Advisor for organization and offering expenses up to 2% of the total offering price paid by investors (including proceeds from sale of Common Shares, plus applicable selling commissions and dealer manager fees paid by purchasers of Common Shares). On December 28, 2012, the Company broke escrow, at which time organization and offering expenses advanced by the Advisor became a liability to the Company, subject to the 2% limitation noted above. Between November 25, 2011 and June 30, 2013, the Company paid $248,344 of offering costs.  As of June 30, 2013, the Advisor had incurred an additional $6.3 million of offering and organization expenses, of which $104,006 was billed and paid to the Advisor at June 30, 2013.

Offering costs incurred by the Company, the Advisor and their affiliates on behalf of the Company have been deferred and will be paid from the proceeds of the continuous public offering and will be treated as a reduction of equity.

Stock-Based Compensation

The Company has adopted a Stock Incentive Plan (the “Plan”) for its independent directors, officers and employees, employees of the Advisor and other affiliates and consultants.

The Company accounts for its stock-based compensation plan based on the FASB guidance which requires the measurement and recognition of compensation expense for all stock-based awards granted.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents.  The Company places its cash and cash equivalents in excess of insured amounts with high quality financial institutions.

Basic and Diluted Earnings (Loss) per Common Share

Basic earnings (loss) per Common Share is calculated by dividing net income (loss) by the weighted average number of Common Shares outstanding during each period. Diluted earnings (loss) per Common Share includes the effects of potentially issuable Common Shares, but only if dilutive. There are no dilutive Common Shares as of June 30, 2013.

Cash Flows

Supplemental Consolidated Statement of Cash Flow Information:

June 30, 2013
Supplemental disclosure of cash activities:
Interest Expense	$128,841
Other non-cash investing and financing activities:
Purchase accounting allocations:
Acquired lease intangible asset	$1,812,800
Acquired lease intangible liability	(291,625)
Non controlling interest	7,850,000
Investment in mortgage notes receivable	(1,151,000)

3.	Real Estate Investments

The following real estate investment transactions have occurred during the six months ended June 30, 2013.

Property Acquisitions

On March 29, 2013, a joint venture between the Operating Partnership and the seller of the property (the “JV”) purchased a fee simple interest in Tilden House, a residential property located at 2520 Tilden Avenue in Brooklyn, New York (“Tilden House”). The purchase price for Tilden House was $22.25 million, exclusive of brokerage commissions and closing costs. The Company funded the acquisition as follows: (i) $14.5 million with a new first mortgage secured by Tilden House; (ii) $7.5 million by the seller contributing some of its equity in Tilden House to the JV; and (iii) cash from the Company’s ongoing public offering in an amount which, when combined with the brokerage commissions and closing costs, was approximately $2.3 million. Tilden House is a nine-story residential building, completed in 2007, with 117 apartments, community facility space and indoor and outdoor parking.

In conjunction with the Company's pursuit and acquisition of real estate investments, the Company expensed acquisition transaction costs during the six months ended June 30, 2013 of approximately $1.4 million.

Regarding the Company's 2013 property acquisition, the fair values of in-place leases and other intangibles have been allocated to intangible assets and liability accounts.  Such allocations are preliminary and may be adjusted as final information becomes available.

The Company assessed the fair value of the lease intangibles based on estimated cash flow projections that utilize appropriate discount rates and available market information. Such inputs are Level 3 in the fair value hierarchy.

The financial information set forth below summarizes the Company's preliminary purchase price allocation for the property acquired during the six months ended June 30, 2013.

June 30, 2013
ASSETS
Land	$4,310,862
Building and improvements	15,122,135
Acquired lease intangible asset	1,812,800
Deferred charges	1,295,828
Assets acquired	$22,541,625
Acquired lease intangible liability	$291,625
Liabilities assumed	$291,625

Pro Forma Financial Information

The pro forma financial information set forth below is based upon the Company's historical consolidated statements of operations for the three and six months ended June 30, 2013, adjusted to give effect of the property transaction at the beginning of the year.

The pro forma financial information is presented for informational purposes only and may not be indicative of what actual results of operations would have been had the transaction occurred at the beginning of the year, nor does it purport to represent the results of future operations.

	Three Months Ended June 30, 2013	Six Months Ended June 30, 2013
Statement of operations:
Revenues	$744,480	$1,488,960
Property operating and other expenses	701,033	3,124,532
Depreciation and amortization	181,342	362,684

Net loss attributable to United Realty Trust Incorporated	$(137,896)	$(1,998,256)

Mortgage Note Receivable

On March 29, 2013, the Advisor assigned to the Operating Partnership its 76.67% membership interest, with an agreed value of $1.15 million, in Parker Note Acquisition, LLC (“Note LLC”). Note LLC is the owner of a promissory note (the “Promissory Note”), dated March 1, 2010, in the original principal amount of $1.5 million, made by Parker Avenue Associates, LLC, as borrower (the “Borrower”), to 70 Parker Avenue Properties, Inc., as lender (the “Lender”), which Promissory Note had previously been assigned by the Lender to Note LLC on May 6, 2011. The Promissory Note evidences a senior purchase-money mortgage loan (the “Loan”) extended on March 1, 2010 by the Lender to the Borrower and is secured by properties located at 58 and 70 Parker Avenue, Poughkeepsie, New York (together, the “Property”). The Advisor assigned its interest in Note LLC to the Operating Partnership in satisfaction of a $1.15 million obligation owing by the Advisor to the Company. The Company’s board of directors approved the agreed value of the 76.67% membership interest in Note LLC based on what it determined to be the likely value of the Property.

Previously, on March 28, 2013, Summer Investors, LLC (“Summer”), an affiliate of Jacob Frydman, the Company’s Chief Executive Officer, Secretary and Chairman, and a principal of the Sponsor, had assigned a 76.67% membership interest (out of its 100% membership interest) in Note LLC to the Advisor, which 76.67% membership interest was further assigned to the Operating Partnership, as described in the preceding paragraph.

On March 29, 2013, the Operating Partnership formed Parker Note Holdings, LLC with Summer (“Note Holdings”). On the same date, the Operating Partnership contributed to Note Holdings its 76.67% membership interest in Note LLC, and Summer contributed to Note Holdings its 23.33% membership interest in Note LLC.

Pursuant to the terms of the limited liability company agreement of Note Holdings, dated March 29, 2013, between the Operating Partnership, as the managing member, and Summer, as the non-managing member (the “JV Agreement”), the Operating Partnership’s capital contribution has an agreed value of $1.15 million, and represents a 76.67% membership interest in Note Holdings, and Summer’s capital contribution has an agreed value of $350,000, and represents a 23.33% membership interest in Note Holdings.

Under the terms of the JV Agreement, distributions of available cash by Note Holdings will be made to each member on a pro rata basis in accordance with each member’s respective percentage membership interest. The JV Agreement further provides that Summer assumes and agrees to be responsible for all obligations of Note LLC to the Lender that existed as of March 29, 2013. In addition, Summer has agreed to advance all litigation expenses associated with prosecuting the existing foreclosure action initiated by Note LLC with respect to the Loan (as further described below), and Note Holdings has agreed to reimburse Summer for litigation expenses only after Note Holdings has distributed $1.15 million to the Operating Partnership. If, after the collection of all the sums due Note LLC under the Loan (whether by payment from the Borrower, by sale of the Loan or, after the vesting of title to the Property in Note Holdings or in Note LLC as a result of foreclosure, by sale of the Property) and the distribution thereof by Note Holdings to the members, the Operating Partnership has not received aggregate distributions of at least $1.15 million, Summer will pay to Note Holdings the difference between $1.15 million and the aggregate distributions received by the Operating Partnership from Note Holdings, which amount Note Holdings will distribute to the Operating Partnership.

On May 29, 2012, as a result of payment and other defaults by the Borrower under the Loan, Note LLC filed a Notice of Pendency and initiated a mortgage foreclosure action with respect to the Property in the Dutchess Supreme and County Court (the “Court”). On March 10, 2013, the Court granted Note LLC’s motion for appointment of a receiver for its benefit, to, inter alia, rent or lease the Property and collect rents and profits.

4.	Mortgage Note Payable

On March 29, 2013, the JV obtained a first mortgage loan (the “Doral Loan”) from Doral Bank in an amount equal to $14.5 million to provide the acquisition funding for Tilden House. The Doral Loan has an initial five-year term ending on April 30, 2018 and provides the JV with the option to extend the maturity date to April 30, 2023. The Doral Loan bears interest at a per annum fixed rate of 5.0%. The Doral Loan is secured by a mortgage on Tilden House.

The principal maturity of mortgage notes payable during the next five years and thereafter is as follows:

	Principal Repayments	Scheduled Amortization	Total
2013	$—	$119,181	$119,181
2014	—	229,307	229,307
2015	—	241,039	241,039
2016	—	253,370	253,370
2017	—	266,333	266,333
Thereafter	13,273,566	83,025	13,356,591
	$13,273,566	$1,192,255	$14,465,821

5.	Capitalization

Under the Company’s charter, the Company has the authority to issue 200,000,000 Common Shares and 50,000,000 shares of preferred stock. All shares of such stock have a par value of $0.01 per share. On November 17, 2011, the Sponsor purchased 18,182 Common Shares for total cash consideration of $200,000 to provide the Company’s initial capitalization. On November 25, 2011, for $50,000, the Sponsor purchased 500,000 shares of preferred stock, subsequently exchanged for 500,000 sponsor preferred shares (‘‘Sponsor Preferred Shares’’), which are convertible into Common Shares upon the terms and subject to the conditions set forth in the Company’s charter, and which have  a preference upon the Company’s liquidation, dissolution or winding up as described below. Upon the Company’s liquidation, dissolution or winding up, the Sponsor will receive a preference in the amount of 15% of any excess of the net sales proceeds from the sale of all the assets in connection with such liquidation, dissolution or winding up over the amount of Invested Capital, as defined in the Company’s charter, plus a cumulative non-compounded pre-tax annual return to holders of Common Shares of 7% on Invested Capital. The Company’s board of directors is authorized to amend its charter from time to time, without the approval of the stockholders, to increase or decrease the aggregate number of authorized shares of capital stock or the number of shares of any class or series that the Company has authority to issue.

6.	Stock Incentive Plan

The Plan, as outlined in the prospectus dated May 9, 2013, provides for the grant of equity incentive awards to the Company’s independent directors, officers and employees, employees of the Advisor and other affiliates and consultants. The aggregate number of Common Shares that may be issued or used for reference purposes or with respect to which awards may be granted under the Plan shall not exceed the lesser of five percent (5%) of Common Shares outstanding on a fully diluted basis at any time and 5,000,000 Common Shares, which may be either authorized and unissued Common Shares or Common Shares held in or acquired for the treasury of the Company or both. The vesting period of stock-based awards will be determined by the Company’s compensation committee. During the quarter ended   June 30, 2013, the Company granted 15,774 Common Shares under the Plan of which 6,300 were fully vested on the date of grant and the remainder will vest over 15 months effective April 1, 2013. The 6,300 shares were granted to employees of the Company, employees of a Company Affiliate and to an independent consultant for services provided to the Company and 9,474 shares were granted to the directors of the Company. During the three and six months ended June 30, 2013 the Company expensed $18,000 related to the amortization of the directors’ restricted stock.

7.	Related Party Arrangements

The Company has executed an advisory agreement with the Advisor, a dealer manager agreement with the dealer manager and a property management agreement with URA Property Management LLC (the ‘‘Property Manager’’), an affiliate of the Sponsor. These agreements entitle the Advisor, the dealer manager, and the Property Manager to specified fees upon the provision of certain services with regard to the offering and the investment of funds in real estate properties and real estate-related investments, among other services, as well as reimbursement of organization and offering expenses incurred by the Advisor and the dealer manager on behalf of the Company (as discussed in Note 2) and certain costs incurred by the Advisor in providing services to the Company. The dealer manager has entered enter into a soliciting dealer agreement with Cabot Lodge Securities, LLC (‘‘Cabot Lodge’’), a Delaware limited liability company and member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) that is indirectly owned by the Sponsor. The Company has engaged and may engage from time to time, United Realty Partners LLC (‘‘URP’’), an entity controlled and indirectly owned by the Company’s president and chief executive officer, to provide brokerage services, services in connection with the origination or refinancing of debt, or advice in connection with joint venture opportunities and equity financing opportunities for the Company’s properties.

Pursuant to the terms of these agreements, summarized below are the related-party costs incurred by the Company for the three and six months ended June 30, 2013 and any related amounts payable as of June 30, 2013 and December 31, 2012.

	Incurred		Payable as of
	Three months ended June 30, 2013	Six months ended June 30, 2013	June 30, 2013	December 31, 2012
Expensed
Reimbursable general and administrative expenses	$118,640	$775,509	$—	$50,646
Reimbursable property operating expenses and acquisition fees	65,345	223,059	—	—
Supplemental transaction based advisory fees	—	229,175	—	—
Acquisition fees	11,500	240,675	—	—
Property Management fees(1)	9,537	9,537	—	—
Asset Management fees	44,819	44,819	—	—
Additional Paid-in Capital
Reimbursable other offering costs	11,643	30,451	—	—
Capitalized
Financing coordination fee	—	145,000	84,038	—

(1) The Advisor agreed to waive the April and May 2013 management fee charges and therefore they are not included in the above amount.

8.	Dealer Manager

On May 24, 2013, Allied Beacon Partners, Inc. (“Allied Beacon”), the dealer manager for the initial public offering (the “IPO”) of the Company, informed the Company that as a result of an award against Allied Beacon in an arbitration before the FINRA in the amount of approximately $1.6 million, wholly unrelated to the Company or to Allied Beacon’s role as dealer manager for the IPO, Allied Beacon would not be able to meet its net capital requirement. On May 30, 2013 the IPO was suspended as a result thereof.

While the IPO remains suspended, the Company is evaluating its dealer manager arrangements, and intends to engage Cabot Lodge pending FINRA’s review of the proposed arrangements under FINRA Rule 2310 – Direct Participation Programs.

9.	Distributions

The Operating Partnership’s limited partnership agreement generally provides that the Operating Partnership will distribute cash available for distribution to the partners of the Operating Partnership in proportion to each such partner’s holding of GP Units and/or OP Units, as such terms are defined in the Operating Partnership’s limited partnership agreement at the times and in the amounts as determined by the Company, as the general partner.

10.	Economic Dependency

The Company will be dependent on the Advisor or its affiliates for certain services that are essential to the Company, including the sale of the Common Shares, asset acquisition, management and disposition decisions and other general and administrative responsibilities. If the Advisor and its affiliates are unable to provide such services, the Company would be required to find alternative service providers.

11.	Subsequent Events

In determining subsequent events, the Company reviewed all activity from July 1, 2013 to the date the financial statements are issued and discloses the following items:

On August 2, 2013, the Company acquired a 14.6% interest in a joint venture that acquired a property known as 14 Highland located in Yonkers, New York. The joint venture purchased 14 Highland for $2.1 million. 14 Highland is a five-story residential building, with 22 apartments and is currently 95.5% leased. The Company issued 9,091 OP units valued at $100,000 to fund the joint venture interest.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Management’s discussion and analysis of financial condition and results of operations (“MD&A”) is intended to provide the reader with information that will assist in understanding our financial statements and the reasons for changes in key components of our financial statements from period to period. MD&A also provides the reader with our perspective on our financial position and liquidity, as well as certain other factors that may affect our future results. Our MD&A should be read in conjunction with our accompanying financial statements and the notes thereto. As used herein, the terms “we,” “our” and “us” refer to United Realty Trust Incorporated, a Maryland corporation, and, as required by context, United Realty Capital Operating Partnership, L.P., a Delaware limited partnership (the “Operating Partnership”).

Forward-Looking Statements

Certain statements included in this Quarterly Report on Form 10-Q (this “Quarterly Report”) that are not historical facts (including any statements concerning investment objectives, other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are forward-looking statements. These statements are only predictions. We caution that forward-looking statements are not guarantees. Actual events of our investments and results of operations could differ materially from those expressed or implied in any forward-looking statements. Forward-looking statements are typically identified by the use of terms such as “may,” “should,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “potential” or the negative of such terms and other comparable terminology.

The forward-looking statements included herein are based upon our current expectations, plans, estimates, assumptions and beliefs, which involve numerous risks and uncertainties.  Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control.  Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.  Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	the fact that we have limited operating history and, as of June 30, 2013, our assets totaled approximately $25.0 million;

•	our ability to raise capital in our continuous initial public offering of shares of common stock, par value $0.01 per share (such shares “Common Shares,” and such offering, the “IPO”);

•	our ability to deploy effectively the proceeds we raise in the IPO;

•	changes in economic conditions generally and the real estate market specifically;

•	legislative or regulatory changes (including changes to the laws governing the taxation of real estate investment trusts (“REITs”));

•	the availability of credit;

•	interest rates; and

•	changes to generally accepted accounting principles in the United States (“GAAP”).

Any of the assumptions underlying the forward-looking statements included herein could be inaccurate, and undue reliance should not be placed on any forward-looking statements included herein.  All forward-looking statements are made as of the date this Quarterly Report is filed with the Securities and Exchange Commission (the “SEC”), and the risk that actual results will differ materially from the expectations expressed herein will increase with the passage of time.  Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements made herein, whether as a result of new information, future events, changed circumstances or any other reason.

All forward-looking statements included herein should be read in light of the factors identified in the “Risk Factors” section of our Registration Statement on Form S-11 (File No. 333-178651), as amended from time to time (the “Registration Statement”) filed with the SEC.

Overview

We were formed in November 2011 for the purpose of investing primarily in a diversified portfolio of income-producing real estate properties and other real estate-related assets. We intend to elect and qualify as a REIT beginning with the taxable year ended December 31, 2013. We conduct substantially all of our investment activities and own all of our assets through our Operating Partnership, of which we are the sole general partner and a limited partner. The initial limited partner of the Operating Partnership is URTI LP, LLC, a Delaware limited liability company. United Realty Advisors LP, a Delaware limited partnership (our “Advisor”) manages our day-to-day operations and our portfolio of properties and real estate-related assets.

On August 15, 2012, our Registration Statement was declared effective by the SEC. The Registration Statement covers our initial public offering of up to 120,000,000 Common Shares, consisting of up to 100,000,000 Common Shares in our primary offering on a “best efforts” basis and up to 20,000,000 Common Shares pursuant to our distribution reinvestment program (our “DRIP”).

On December 28, 2012, we received and accepted aggregate subscriptions in excess of the minimum of 200,000 Common Shares, broke escrow and issued Common Shares to our initial investors, who were admitted as stockholders.

As of June 30, 2013, we owned through a joint venture a residential property located at 2520 Tilden Avenue in Brooklyn, New York (“Tilden House”). In addition, as of June 30, 2013, we owed through a joint venture a mortgage note secured by a property located at 58th and 70 Parker Avenue, Poughkeepsie, NY.

On May 24, 2013, Allied Beacon Partners, Inc. (“Allied Beacon”), the dealer manager for the IPO, informed us that as a result of an award against Allied Beacon in an arbitration before the Financial Industry Regulatory Authority, Inc. (“FINRA”) in the amount of approximately $1.6 million, wholly unrelated to us or to Allied Beacon’s role as dealer manager for the IPO, Allied Beacon would not be able to meet its net capital requirement. On May 30, the IPO was suspended as a result thereof.

While the IPO remains suspended, we are evaluating our dealer manager arrangements, and intend to engage Cabot Lodge Securities LLC, a Delaware limited liability company and a FINRA member that is indirectly owned by United Realty Advisor Holdings LLC, a Delaware limited liability Company (the “Sponsor”), pending FINRA’s review of the proposed arrangements under FINRA Rule 2310 – Direct Participation Programs.

Funds From Operations and Modified Funds From Operations

Due to certain unique operating characteristics of real estate companies, as discussed below, the National Association of Real Estate Investment Trusts (“NAREIT”), an industry trade group, has promulgated a measure known as funds from operations (“FFO”), which we believe to be an appropriate supplemental measure to reflect the operating performance of a REIT.  The use of FFO is recommended by the REIT industry as a supplemental performance measure.  FFO is not equivalent to net income or loss as determined under GAAP.

We define FFO, a non-GAAP measure, consistently with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004 (the “White Paper”).  The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property and asset impairment write-downs, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.  Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO.  Our FFO calculation complies with NAREIT’s policy described above.

The historical accounting convention used for real estate assets requires depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances or as requested or required by lessees for operational purposes in order to maintain the value disclosed.  We believe that, since real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation may be less informative.  Additionally, we believe it is appropriate to disregard impairment charges, as this is a fair value adjustment that is largely based on market fluctuations and assessments regarding general market conditions which can change over time.  An asset will only be evaluated for impairment if certain impairment indicators exist and if the carrying, or book, value exceeds the total estimated undiscounted future cash flows (including net rental and lease revenues, net proceeds on the sale of the property, and any other ancillary cash flows at a property or group level under GAAP) from such asset.  Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted future cash flows from a property, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred.  If the carrying, or book, value exceeds the total estimated undiscounted future cash flows, an impairment charge is recognized to reduce the carrying value to fair value.  While impairment charges are excluded from the calculation of FFO as described above, investors are cautioned that due to the fact that impairments are based on estimated undiscounted future cash flows and the relatively limited term of our operations, it could be difficult to recover any impairment charges.

Historical accounting for real estate involves the use of GAAP.  Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in GAAP.  Nevertheless, we believe that the use of FFO, which excludes the impact of real estate related depreciation and amortization and impairments, provides a more complete understanding of our performance to investors and to management, and when compared year over year, reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income.  However, FFO and modified funds from operations (“MFFO”), as described below, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or in its applicability in evaluating our operating performance.  The method utilized to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-GAAP FFO and MFFO measures and the adjustments to GAAP in calculating FFO and MFFO. Changes in the accounting and reporting promulgations under GAAP (for acquisition fees and expenses from a capitalization/depreciation model to an expensed-as-incurred model) that were put into effect in 2009 and other changes to GAAP accounting for real estate subsequent to the establishment of NAREIT’s definition of FFO have prompted an increase in cash-settled expenses, specifically acquisition fees and expenses for all industries as items that are expensed under GAAP, that are typically accounted for as operating expenses.  Management believes these fees and expenses do not affect our overall long-term operating performance.  Publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation.  While other start up entities also may experience significant acquisition activity during their initial years, we believe that non-listed REITs are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after the acquisition activity ceases.  As disclosed elsewhere in this Quarterly Report on Form 10-Q, we will use the proceeds raised in our IPO to acquire properties, and we intend to begin the process of achieving a liquidity event (i.e., listing of our Common Shares on a national exchange, a merger or sale of the company or another similar transaction) within six to nine years of the completion of our IPO.  Thus, we will not continuously purchase assets and will have a limited life.  Due to the above factors and other unique features of publicly registered, non-listed REITs, the Investment Program Association (“IPA”), an industry trade group, has standardized a measure known as MFFO, which the IPA has recommended as a supplemental measure for publicly registered non-listed REITs and which we believe to be another appropriate supplemental measure to reflect the operating performance of a non-listed REIT having the characteristics described above.  MFFO is not equivalent to our net income or loss as determined under GAAP, and MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate with a limited life and targeted exit strategy, as currently intended.  We believe that, because MFFO excludes costs that we consider more reflective of investing activities and other non-operating items included in FFO and also excludes acquisition fees and expenses that affect our operations only in periods in which properties are acquired, MFFO can provide, on a going forward basis, an indication of the sustainability (that is, the capacity to continue to be maintained) of our operating performance after the period in which we are acquiring our properties and once our portfolio is in place.  By providing MFFO, we believe we are presenting useful information that assists investors and analysts to better assess the sustainability of our operating performance after our IPO has been completed and our properties have been acquired.  We also believe that MFFO is a recognized measure of sustainable operating performance by the non-listed REIT industry.  Further, we believe MFFO is useful in comparing the sustainability of our operating performance after our IPO and acquisitions are completed with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities.  Investors are cautioned that MFFO should only be used to assess the sustainability of our operating performance after our IPO has been completed and properties have been acquired, as it excludes acquisition costs that have a negative effect on our operating performance during the periods in which properties are acquired.

We define MFFO, a non-GAAP measure, consistently with the IPA’s Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs:  Modified Funds from Operations, issued by the IPA in November 2010 (the “Practice Guideline”).  The Practice Guideline defines MFFO as FFO further adjusted for the following items, as applicable, included in the determination of GAAP net income:  acquisition fees and expenses; amounts relating to deferred rent receivables and amortization of above and below market leases and liabilities (which are adjusted in order to reflect such payments from a GAAP accrual basis to a cash basis of disclosing the rent and lease payments); accretion of discounts and amortization of premiums on debt investments; mark-to-market adjustments included in net income; gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis.  The accretion of discounts and amortization of premiums on debt investments, unrealized gains and losses from the extinguishment or sale of hedges, foreign exchange, derivatives or securities holdings included in net income, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses which are unrealized and may not ultimately be realized.  While we are responsible for managing interest rate, hedge and foreign exchange risk, we do retain an outside consultant to review all our hedging agreements.  Inasmuch as interest rate hedges are not a fundamental part of our operations, we believe it is appropriate to exclude gains and losses from their extinguishment or sale in calculating MFFO, as such gains and losses are not reflective of ongoing operations.

Our MFFO calculation complies with the Practice Guideline.  In calculating MFFO, we exclude acquisition related expenses, amortization of above and below market leases, fair value adjustments of derivative financial instruments, deferred rent receivables and the adjustments of such items related to noncontrolling interests.  Under GAAP, acquisition fees and expenses are characterized as operating expenses in determining operating net income.  These expenses are paid in cash by us, and therefore such funds will not be available to distribute to investors.  All paid and accrued acquisition fees and expenses negatively impact our operating performance during the period in which properties are acquired and will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to such property.  Therefore, MFFO may not be an accurate indicator of our operating performance, especially during periods in which properties are being acquired.  MFFO that excludes such costs and expenses would only be comparable to that of non-listed REITs that have completed their acquisition activities and have similar operating characteristics as us.  Further, under GAAP, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income in determining cash flow from operating activities.  In addition, we view fair value adjustments of derivatives as items which are unrealized and may not ultimately be realized.  We view both gains and losses from dispositions of assets and fair value adjustments of derivatives as items which are not reflective of ongoing operations and are therefore typically adjusted for when assessing operating performance and calculating MFFO.  As disclosed elsewhere in this Quarterly Report on Form 10-Q, the purchase of properties, and the corresponding expenses associated with that process, is a key operational feature of our business plan to generate operational income and cash flows in order to make distributions to investors.  There may be inadequate proceeds from the sale of Common Shares in our IPO to pay or reimburse, as applicable, our Advisor for acquisition fees and expenses, and therefore such fees and expenses may need to be paid from either additional debt, operational earnings or cash flows, net proceeds from the sale of properties or from ancillary cash flows.

Our management uses MFFO and the adjustments used to calculate it in order to evaluate our performance against other non-listed REITs which have limited lives with short and defined acquisition periods and targeted exit strategies shortly thereafter.  As noted above, MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate in this manner.  We believe that our use of MFFO and the adjustments used to calculate it allow us to present our performance in a manner that reflects certain characteristics that are unique to non-listed REITs, such as their limited life, limited and defined acquisition period and targeted exit strategy, and hence that the use of such measures is useful to investors.  For example, acquisition costs are funded from the proceeds of our IPO and other financing sources and not from operations.  By excluding expensed acquisition costs, the use of MFFO provides information consistent with management’s analysis of the operating performance of the properties.  Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, but can also result from operational factors such as rental and occupancy rates, may not be directly related or attributable to our current operating performance.  By excluding such changes that may reflect anticipated and unrealized gains or losses, we believe MFFO provides useful supplemental information.

Presentation of this information is intended to provide useful information to investors as they compare the operating performance of different REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way.  Accordingly, comparisons with other REITs may not be meaningful.  Furthermore, FFO and MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income (loss) or income (loss) from continuing operations as an indication of our performance, as an alternative to cash flows from operations as an indication of our liquidity, or indicative of funds available to fund our cash needs including our ability to make distributions to our stockholders.  FFO and MFFO should be reviewed in conjunction with GAAP measurements as an indication of our performance.  MFFO has limitations as a performance measure in an offering such as ours where the price of a Common Share in the primary offering is a stated value and there is, with respect to the primary offering, no net asset value determination.  MFFO is useful in assisting management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete and net asset value is disclosed.  FFO and MFFO are not useful measures in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining FFO or MFFO.

Neither the SEC, NAREIT nor any other regulatory body has passed judgment on the acceptability of the adjustments that we use to calculate FFO or MFFO.  In the future, the SEC, NAREIT or another regulatory body may decide to standardize the allowable adjustments across the non-listed REIT industry and we would have to adjust our calculation and characterization of FFO or MFFO.

The table below provides a reconciliation of net income applicable to stockholders in accordance with GAAP to FFO and MFFO for the three months ended June 30, 2013. We determined the reporting of FFO and MFFO for the six months ended June 30, 2013 will not be useful since we held our newly acquired property for three days during the first quarter of 2013 with minimal operational income and expenditures.

For the Three Months Ended June 30, 2013

Net loss for period	$(133,989)
Plus: Real property depreciation	132,750
Amortization of tenant improvements and allowances	6,958
Amortization of deferred leasing costs	41,634
FFO	$47,353

Add:Acquisition transaction costs (1)	54,187
Less:Amortization of below-market rent (2)	(3,906)
MFFO	$97,634

Net cash provided by (Used in):
Operating activities	$(943,008)
Investing activities	$(34,544)
Financing activities	$989,962

(1)
The purchase of properties, and the corresponding expenses associated with that process, is a key operational feature of our business plan to generate operational income and cash flows in order to make distributions to investors.  In evaluating investments in real estate, management differentiates the costs to acquire the investment from the operations derived from the investment.  Such information would be comparable only for non-listed REITs that have completed their acquisition activity and have other similar operating characteristics.  By excluding expensed acquisition costs, management believes MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management’s analysis of the investing and operating performance of our properties.  Acquisition fees and expenses include payments to our Advisor or third parties.  Acquisition fees and expenses under GAAP are considered operating expenses and as expenses included in the determination of net income and income from continuing operations, both of which are performance measures under GAAP.  Such fees and expenses are paid in cash, and therefore such funds will not be available to distribute to investors.  Such fees and expenses negatively impact our operating performance during the period in which properties are being acquired.  Therefore, MFFO may not be an accurate indicator of our operating performance, especially during periods in which properties are being acquired.  All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to the property.  There may be inadequate proceeds from the sale of Common Shares in our IPO to pay or reimburse, as applicable, our Advisor for acquisition fees and expenses, and therefore such fees may need to be paid from either additional debt, operational earnings or cash flows, net proceeds from the sale of properties or from ancillary cash flows.

(2)
Under GAAP, certain intangibles are accounted for at cost and reviewed at least annually for impairment, and certain intangibles are assumed to diminish predictably in value over time and amortized, similar to depreciation and amortization of other real estate related assets that are excluded from FFO.  However, because real estate values and market lease rates historically rise or fall with market conditions, management believes that by excluding charges relating to amortization of these intangibles, MFFO provides useful supplemental information on the performance of the real estate.

Results of Operations

We are a recently formed company and have a very limited operating history. We are dependent upon proceeds received from our IPO to conduct our proposed activities. In addition, we currently own only two properties or real estate-related assets. The capital required to purchase any property or real estate-related asset will be obtained from the proceeds of our IPO and from any indebtedness that we may incur in connection with the acquisition of any property or thereafter.

For the three months ended June 30, 2013, we incurred a net loss of approximately $134,000. The substantial cause of the net loss resulted from general and administrative costs of approximately $147,000. General and administrative costs consisted primarily of legal and accounting fees.

For the six months ended June 30, 2013, we incurred a net loss of approximately $2.1 million. The substantial cause of the net loss resulted from acquisition transaction costs of approximately $1.4 million which we incurred upon the acquisition of the Tilden house. We also incurred approximately $787,000 representing, general and administrative costs which consisted primarily of legal and accounting fees and payroll reimbursements.

Our Advisor will advance our organization and offering expenses to the extent we do not have the funds to pay such expenses. Organization and offering expenses advanced by our Advisor became liabilities to us when our primary offering broke escrow on December 28, 2012. We will reimburse our Advisor up to 2% of the total offering price paid by investors (which includes proceeds to us from the sale of Common Shares, plus applicable selling commissions and dealer manager fee) for organization and offering expenses.  As of June 30, 2013, our Advisor had incurred approximately $6.3 million of organization and offering expenses of which $104,006 has been billed to us.

If we qualify as a REIT for U.S. federal income tax purposes, we generally will not be subject to U.S. federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year after the taxable year in which we initially elect to be taxed as a REIT, we will be subject to U.S. federal income tax on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for U.S. federal income tax purposes for four years following the year in which qualification is denied. Failing to qualify as a REIT could materially and adversely affect our net income.

Liquidity and Capital Resources

We are dependent upon the net proceeds from our IPO to conduct our proposed operations.  We will obtain the capital required to purchase properties and other investments and conduct our operations from the proceeds of our IPO and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations.

If we are unable to raise substantially more funds in our IPO than the minimum offering amount, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire.  Further, we will have certain fixed operating expenses, including certain expenses as a publicly offered REIT, regardless of whether we are able to raise substantial funds in our IPO.  Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.  We do not expect to establish a permanent reserve from our offering proceeds for maintenance and repairs of real properties, as we expect the vast majority of leases for the properties we acquire will provide for tenant reimbursement of operating expenses.  However, to the extent that we have insufficient funds for such purposes, we may establish reserves from offering proceeds, out of cash flow from operations or net cash proceeds from the sale of properties. In addition, the terms of our mortgage loan payable requires us to deposit certain replacement and other reserves with the lender.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our Advisor and our dealer manager.  During our organization and offering stage, these payments will include payments to the dealer manager for selling commissions and dealer manager fee.  During this stage, we also will make payments to our Advisor for reimbursement of certain other organization and offering expenses.  However, we will not reimburse our Advisor (except in limited circumstances) for other organization and offering expenses to the extent that our total payments for other organization and offering expenses would exceed 2% of the total offering price paid by investors in our IPO.  During our acquisition and development stage, we expect to make payments to our Advisor in connection with the selection and origination or purchase of investments and the management of our assets and to reimburse certain costs incurred by our Advisor in providing services to us.  The advisory agreement has a one-year term but may be renewed for an unlimited number of successive one-year periods upon the mutual consent of our Advisor and our independent directors.

To maintain our qualification as a REIT after attaining it, we generally are required to make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (which does not equal net income, as calculated in accordance with GAAP) determined without regard to the deduction for dividends paid and excluding any net capital gain.  We expect that our board of directors will authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant.  We expect to continue paying distributions monthly unless our results of operations, our general financial condition, general economic conditions or other factors make it imprudent to do so.  The timing and amount of distributions will be determined by our board and will be influenced in part by its intention to comply with REIT requirements of the Internal Revenue Code of 1986, as amended (the “Code”).  We have not established a minimum distribution level.

Net Cash Flows from:

Operating Activities

Net cash flows used in operating activities amounted to approximately $3.3 million during the six months ended June 30, 2013 mostly due to acquisition transaction costs of $1.4 million incurred upon the acquisition of Tilden House in March 2013.

Investing Activities

Net cash flows used by investing activities amounted to approximately $14.8 million during the six months ended June 30, 2013, resulting from the acquisition of a managing interest in Tilden House.

Financing Activities

Net cash flows provided by financing activities amounted to approximately $16.8 million for the six months ended June 30, 2013. During the six months ended June 30, 2013, we received proceeds of approximately $14.5 million from a new mortgage note payable to partially fund the acquisition of a managing interest in Tilden House. In addition, during the period we received approximately $3.5 million from the sale of our Common Shares.

Acquisitions

Our Advisor expects to evaluate potential acquisitions of real estate and real estate-related assets and to engage in negotiations with sellers and borrowers on our behalf. Investors should be aware that after a purchase contract is executed that contains specific terms the property will not be purchased until the successful completion of due diligence and negotiation of final binding agreements. During this period, we may decide to temporarily invest any unused proceeds from offerings of Common Shares in certain investments that could yield lower returns than the properties. These lower returns may affect our ability to make distributions.

Distributions

On December 28, 2012, our board of directors declared daily distributions on our Common Shares at a daily rate of $0.00210958904 per Common Share. The distributions began to accrue as of daily record dates beginning on January 1, 2013, and are aggregated and paid monthly, on payment dates determined by us, to stockholders who hold Common Shares as of such daily record dates. We expect to continue paying distributions monthly unless our results of operations, our general financial condition, general economic conditions or other factors make it imprudent to do so.  The timing and amount of distributions will be determined by our board and will be influenced in part by its intention to comply with REIT requirements of the Code.

We expect to have little, if any, funds from operations available for distribution until we make substantial investments.  Further, because we may receive income from interest or rents at various times during our fiscal year and because we may need funds from operations during a particular period to fund capital expenditures and other expenses, we expect that at least during the early stages of our development and from time to time during our operational stage, our board will authorize and we will declare distributions in anticipation of funds that we expect to receive during a later period and we will pay these distributions in advance of our actual receipt of these funds.  In these instances, we expect to look to proceeds from our IPO or from the issuance of securities in the future, or to third-party borrowings, to fund our distributions.  We also may fund such distributions from advances from our Sponsor or from any waiver of fees by our Advisor.

Our board has the authority under our organizational documents, to the extent permitted by Maryland law, to authorize the payment of distributions from any source without limits, including proceeds from our IPO or the proceeds from the issuance of securities in the future, and we expect that, at least in the early stages of our existence, we will use the proceeds of our IPO to pay distributions.

To maintain our qualification as a REIT, we generally are required to make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (which does not equal net income, as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid and excluding any net capital gain.  If we meet the REIT qualification requirements, we generally will not be subject to U.S. federal income tax on that portion of our taxable income or capital gain which is distributed to our stockholders.

We have not established a minimum distribution level, and our charter does not require that we make distributions to our stockholders.

The following table shows the sources for the payment of distributions to common stockholders for the periods presented:

	Three months ended				Six months ended
	March 31, 2013		June 30, 2013		June 30,2013
		Percentage		Percentage		Percentage
Distributions:		of Distributions		of Distributions		of Distributions
Distributions paid in cash	$16,808		$52,100		$68,908
Distributions reinvested	14,600		34,435		49,035
Total distributions	$31,408		$86,535		$117,943

Source of distribution coverage:
Cash flows provided by operations	$—	0.0%	$—	0.0%	$—	0.0%
Common Shares issued under the DRIP	14,600	46.5%	34,435	39.8%	49,035	41.6%
Proceeds from issuance of Common Shares	16,808	53.5%	52,100	60.2%	68,908	58.4%
Total sources of distributions	$31,408	100.0%	$86,535	100.0%	$117,943	100.0%

Cash flows used in operations (GAAP basis)	$(2,328,232)		$(943,008)		$(3,271,240)
Net loss attributable to stockholders (in accordance with GAAP)	$(1,969,778)		$(133,989)		$(2,103,768)

Leverage Policies

We may use borrowing proceeds to finance acquisitions of new properties or other real estate-related loans and securities; to originate new loans; to pay for capital improvements, repairs or tenant build-outs to properties; to pay distributions; or to provide working capital. Careful use of debt will help us to achieve our diversification goals because we will have more funds available for investment. Our investment strategy is to utilize primarily secured and possibly unsecured debt to finance our investment portfolio; however, given the current debt market environment, we may elect to forego the use of debt on some of or all our future real estate acquisitions. We may elect to secure financing subsequent to the acquisition date on future real estate properties and initially acquire investments without debt financing. To the extent that we do not finance our properties and other investments, our ability to acquire additional properties and real estate-related investments will be restricted.

We currently have approximately $14.5 million of mortgage notes payable outstanding.  Once we have fully invested the proceeds of our IPO, assuming we sell the maximum amount, we expect that our portfolio-wide loan-to-value ratio (calculated after the close of our IPO) will be approximately 65%.  For purposes of calculating our 65% target leverage, we will determine the loan-to-value ratio on our portfolio based on the greater of the aggregate cost and the fair market value of our investments and other assets.  There is no limitation on the amount we may borrow for the purchase of any single asset.  Our charter allows us to incur leverage up to 300% of our total “net assets” (as defined by our charter and the Statement of Policy Regarding Real Estate Investment Trusts, as revised and adopted by the membership of the North American Securities Administrators Association on May 7, 2007) as of the date of any borrowing, which is generally expected to be approximately 75% of the cost of our investments.  We may only exceed this 300% limit with the approval of a majority of our independent directors.  During the early stages of our IPO, our independent directors may be more likely to approve debt in excess of this limit.  In all events, we expect that our secured and unsecured borrowings will be reasonable in relation to the net value of our assets and will be reviewed by our board of directors at least quarterly

The form of our indebtedness may be long-term or short-term, secured or unsecured, fixed or floating rate or in the form of a revolving credit facility or repurchase agreements or warehouse lines of credit. Our Advisor will seek to obtain financing on our behalf on the most favorable terms available.

Except with respect to the borrowing limits contained in our charter, we may reevaluate and change our debt policy in the future without a stockholder vote. Factors that we would consider when reevaluating or changing our debt policy include: then-current economic conditions, the relative cost and availability of debt and equity capital, any investment opportunities, the ability of our properties and other investments to generate sufficient cash flow to cover debt service requirements and other similar factors. Further, we may increase or decrease our ratio of debt to book value in connection with any change of our borrowing policies.

We will not borrow from our Advisor or its affiliates to purchase properties or make other investments unless a majority of our directors, including a majority of the independent directors not otherwise interested in the transaction, approves the transaction after determining that it is fair, competitive and commercially reasonable and no less favorable to us than comparable loans between unaffiliated parties. In order to arrive at such a determination, our directors will examine data regarding comparable loans between unaffiliated parties in consultation with counsel and independent financial advisors, investment bankers or mortgage brokers.

On March 29, 2013 we obtained a first mortgage loan (the “Loan”) from Doral Bank in an amount equal to $14.5 million to provide the acquisition funding for Tilden House. The Loan has an initial five-year term ending on April 30, 2018 and provides us with the option to extend the maturity date to April 30, 2023. The Loan bears interest at a per annum fixed rate of 5.0%. The Loan is secured by a mortgage on Tilden House.

Other Obligations

In an effort to provide our stockholders with liquidity in respect of their investment in Common Shares, we have adopted a share repurchase program whereby on a daily basis, stockholders who have held their Common Shares for at least one year may request that we repurchase all or any portion (but generally at least 25%) of their Common Shares. Prior to the NAV pricing start date, as defined in the Registration Statement, stockholders who have held their Common Shares for at least one year may have their Common Shares repurchased (a) in the case of hardship, as defined below, at the total offering price paid or (b) in the discretion of the Advisor, at a price of 92% of the total offering price paid, but in neither event at a price greater than the offering price per Common Share under the DRIP. Following the NAV pricing start date, the repurchase price per Common Share on any business day will be 95% of our NAV per Common Share for that day, calculated after the close of business on the repurchase request day, without giving effect to any share purchases or repurchases to be effected on such day; provided, however, that while the primary offering is ongoing, in no event will the repurchase price following the NAV pricing start date exceed the then-current offering price under the primary offering. We define ‘‘hardship’’ to mean: (a) the death of a stockholder; (b) the bankruptcy of a stockholder; (c) a mandatory distribution under a stockholder’s IRA; or (d) another involuntary exigent circumstance, as approved by our board. Prior to the NAV pricing start date, we will limit the Common Shares repurchased during any calendar quarter to 1.25% of the weighted average number of Common Shares outstanding during the previous calendar quarter, or approximately 5% of the weighted average number of Common Shares outstanding in any 12-month period. Following the NAV pricing start date, we will limit Common Shares repurchased during any calendar quarter to 5% of NAV as of the last day of the previous calendar quarter or as of the NAV pricing start date if it occurred during the then-current quarter, or approximately 20% of NAV in any 12-month period. Our board of directors have the right to modify, suspend or terminate the share repurchase program for any reason.

Contractual Obligations

The following table presents the principal amount of our long-term debt maturing each year, including amortization of principal based on debt outstanding at June 30, 2013:

	2013	2014	2015	2016	2017	Thereafter	Total
Contractual obligations:
Mortgage Note Payable	$119,181	$229,307	$241,039	$253,370	$266,333	$13,356,591	$14,465,821
Total	$119,181	$229,307	$241,039	$253,370	$266,333	$13,356,591	$14,465,821

Critical Accounting Policies

Our accounting policies have been established to conform with GAAP and in conjunction with the rules and regulations of the SEC.  We consider these policies critical because they involve significant management judgments and assumptions, require estimates about matters that are inherently uncertain and are important for understanding and evaluating our reported financial results.  These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods.  With different estimates or assumptions, materially different amounts could be reported in our financial statements.  Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses. A discussion of the accounting policies that management considers critical in that they involve significant management judgments, assumptions and estimates is included in our Annual Report on Form 10-K for the year ended December 31, 2012 filed with the SEC. In addition, refer to Note 2 of our consolidated financial statements for a discussion of additional accounting policies.

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

We may be exposed to the effects of interest rate changes as a result of borrowings used to maintain liquidity and to fund the acquisition, expansion and refinancing of our real estate investment portfolio and operations. We may also be exposed to the effects of changes in interest rates as a result of the acquisition and origination of mortgage, mezzanine, bridge and other loans. Our profitability and the value of our investment portfolio may be adversely affected during any period as a result of interest rate changes. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings, prepayment penalties and cash flows and to lower overall borrowing costs. We may manage interest rate risk by maintaining a ratio of fixed-rate, long-term debt such that floating rate exposure is kept at an acceptable level. In addition, we may utilize a variety of financial instruments, including interest rate caps, floors, and swap agreements, in order to limit the effects of changes in interest rates on our operations. When we use these types of derivatives to hedge the risk of interest-earning assets or interest-bearing liabilities, we may be subject to certain risks, including the risk that losses on a hedge position will reduce the funds available for payments to holders of our Common Shares and that the losses may exceed the amount we invested in the instruments. We would not hold or issue these derivative contracts for trading or speculative purposes. We do not anticipate having any foreign operations and thus we do not expect to be exposed to foreign currency fluctuations.

Item 4. Controls and Procedures.

Disclosure Controls and Procedures

Our disclosure controls and procedures include our controls and other procedures designed to provide reasonable assurance that information required to be disclosed in this and other reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the required time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosures. It should be noted that no system of controls can provide complete assurance of achieving a company’s objectives and that future events may impact the effectiveness of a system of controls.

Our chief executive officer and chief accounting officer, together with other members of our management, after conducting an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act), concluded that our disclosure controls and procedures were effective as of June 30, 2013 at a reasonable level of assurance.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during our most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II—OTHER INFORMATION

Item 1. Legal Proceedings.

We are not a party to any material pending legal proceedings.

Item 1A. Risk Factors.

There have been no material changes from the risk factors disclosed in the “Risk Factors” section of our Annual Report on Form 10-K for the year ended December 31, 2012, except for the item described below.

Sales of Common Shares in our IPO are currently suspended and we can provide no assurance of when or if sales in our IPO will resume. If we do not raise substantial funds in our IPO or through alternative capital raising efforts, we will be limited in the number and type of investments we may make, and the value of our stockholders’ investment in us will fluctuate with the performance of the specific properties we acquire.

On May 24, 2013, Allied Beacon Partners, Inc., a Florida corporation (our “Dealer Manager”), informed us that as a result of an award against Allied Beacon in an arbitration before FINRA in the amount of approximately $1.6 million, wholly unrelated to us or to Allied Beacon’s role as dealer manager for our IPO, Allied Beacon would not be able to meet its net capital requirement. On May 30, 2013, the IPO was suspended as a result thereof. While the IPO remains suspended, we are evaluating our dealer manager arrangements, and intend to engage Cabot Lodge as dealer manager, pending FINRA’s review of the proposed arrangements under FINRA Rule 2310 – Direct Participation Programs.

There can be no assurances that FINRA will approve the proposed dealer manager arrangements, or that our IPO will resume, or of the timing of any such resumption. If we raise substantially less than the maximum offering amount, and if we are unable to raise significant new capital through alternative means, we will make fewer investments, resulting in less diversification in terms of the number of investments owned and the geographic regions in which our investments are located. In such a case, the likelihood that any single property’s performance would materially reduce our overall profitability will increase. We are not limited in the number or size of our investments or the percentage of net proceeds we may dedicate to a single investment. In addition, any inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, and our net income and the distributions we make to stockholders would be reduced.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

During the period covered by this Quarterly Report, we did not sell any equity securities that were not registered under the Securities Act of 1933, as amended and we did not repurchase any of our securities.

Item 3. Defaults Upon Senior Securities.

None.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Other Information.

None.

Item 6. Exhibits.

The exhibits filed in response to Item 601 of Regulation S-K listed on the Exhibit Index (following the signatures section of this Quarterly Report) are included herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

United Realty Trust Incorporated

Date: August 14, 2013	By:	/s/ Jacob Frydman
Jacob Frydman
Chief Executive Officer, Secretary and Chairman of the Board of Directors (Principal Executive Officer)

Date: August 14, 2013	By:	/s/ Joseph LoParrino
Chief Accounting Officer
(Principal Financial Officer and Principal Accounting Officer)

EXHIBIT INDEX

The following exhibits are included, or incorporated by reference, in this Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 (and are numbered in accordance with Item 601 of Regulation S-K).

Exhibit No.		Description
31.1	*	Certification of the Principal Executive Officer of the Company pursuant to Securities Exchange Act Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	*	Certification of the Principal Financial Officer of the Company pursuant to Securities Exchange Act Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32	*	Written statements of the Principal Executive Officer and Principal Financial Officer of the Company pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	*	XBRL (eXtensible Business Reporting Language). The following materials from the United Realty Trust Incorporated Quarterly Report on Form 10-Q for the three months ended June 30, 2013, formatted in XBRL: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statement of Equity, (iv) the Consolidated Statement of Cash Flows and (v) the Notes to the Consolidated Financial Statements. As provided in Rule 406T of Regulation S-T, this information in furnished and not filed for purpose of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934

* Filed herewith